SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02 NOV 20 AM 9:51

82-8602

02060347

November 8, 2002

L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

SUPPL

REFERENCE: ~~82 - 8362~~
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated November 5, 2002 and entitled "Synex International Inc / First Quarter Report for Fiscal 2002"(one copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/17

Enclosure(s)

L1004.14.SECfiling

TSX : SXI

NEWS RELEASE

November 8, 2002

SYNEX INTERNATIONAL INC.
FIRST QUARTER REPORT FOR FISCAL 2003

Revenue for the first quarter of fiscal 2003 was $1,048,759 compared to $856,611 for the corresponding period in the previous year while net income after tax increased to $78,007 from $4,090. The earnings per share in the first quarter was $0.01 as compared to $0.00 for the previous year.

Energy Division: Revenue for the first quarter decreased to $96,613 from $100,590 for the previous year with a segment operating profit of $13,118 compared to a profit of $10,821 in the corresponding period in the previous year.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the quarter, the energy division commenced foreclosure proceedings on the properties of Wolverine and also provided proposals to purchase all of the shares of Wolverine. Subsequent to the end of the quarter, Synex Energy and New World executed a Stock Purchase Agreement, which is scheduled to close on or before December 31, 2002. The Agreement is subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine.

During the first quarter, work continued on three projects to be located on Vancouver Island, British Columbia, the Kyuquot powerline connection, a 4 MW hydroelectric project on Mears Creek and a 3 MW hydroelectric project on McKelvie Creek. The powerline for the Kyuquot utility is progressing slowly as the local First Nation is attempting to secure grants in order to lower the expected cost of electricity. The turbine/generator was ordered in September 2002 for the Mears Project for delivery by September 30, 2003 and project completion is scheduled for January 15, 2004. Synex Energy is assessing the overall financial viability of the McKelvie Project with a scheduled completion date of September 15, 2004.

During July 2002, Synex Energy received an additional 482,949 shares of Coast Mountain Power, a public company trading on the TSE Venture Exchange (Symbol MW), in respect of a founding shareholder agreement and as at September 2002 held a total of 950,898 shares. Coast Mountain is progressing on the proposed development of a 100 MW hydroelectric plant in Northern British Columbia.

Engineering Division: The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue from external customers was $244,979 as compared to $133,674 in the previous year and segment operating profit increased to $39,355 from $25,490.

Software Division: Revenue for the first quarter of fiscal 2003 was $703,710 an increase of 14% from the previous year. The segment operating profit increased to $108,591 from $38,824 in the corresponding period in the previous year. During the first quarter, an agreement was reached covering the purchase of the shares of Synex Systems by Lasata Software Pty Ltd of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The results of this transaction will be reflected in the next quarterly financial statements for Synex International Inc.

Outlook: The Company is proceeding with the development of a number of energy prospects, primarily involving hydroelectric plants, and the proceeds from the sale of the software division are expected to fund a significant portion of the equity for the planned projects as well as providing general working capital.

Alan Stephens, Corporate Secretary

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286

SYNEX INTERNATIONAL INC
400 – 1444 Alberni Street
Vancouver, British Columbia V6G 2Z4
Phone: (604) 688-8271 Fax: (604) 688-1286
E-mail: astephens@synex.com Web site: www.synex.com/

TRANSMITTAL FORM

DATE: November 8, 2002 **JOB NO:** L1006-1

SEND VIA: [ ] Courier [X] Mail [ ] Fax

ATTENTION: **Jeffrey A. Read**

COMPANY: Fraser Milner Casgrain, Barristers and Solicitors

ADDRESS: 1500 - 1040 West Georgia Street
Vancouver B C V6E 4H8

FAX: **683 5214**

FROM: Alan W. Stephens, Corporate Secretary

Total Number of Pages including this Page: 2

MESSAGE

NEWS RELEASE

Here for your information and our records (if required) is a copy of our latest News Release dated November 8, 2002 and entitled "Synex International Inc. / First Quarter Report for Fiscal 2002".

L1001FMC.news.fax

TSX : SXI

NEWS RELEASE

November 8, 2002

SYNEX INTERNATIONAL INC.
FIRST QUARTER REPORT FOR FISCAL 2003

Revenue for the first quarter of fiscal 2003 was $1,048,759 compared to $856,611 for the corresponding period in the previous year while net income after tax increased to $78,007 from $4,090. The earnings per share in the first quarter was $0.01 as compared to $0.00 for the previous year.

Energy Division: Revenue for the first quarter decreased to $96,613 from $100,590 for the previous year with a segment operating profit of $13,118 compared to a profit of $10,821 in the corresponding period in the previous year.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the quarter, the energy division commenced foreclosure proceedings on the properties of Wolverine and also provided proposals to purchase all of the shares of Wolverine. Subsequent to the end of the quarter, Synex Energy and New World executed a Stock Purchase Agreement, which is scheduled to close on or before December 31, 2002. The Agreement is subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine.

During the first quarter, work continued on three projects to be located on Vancouver Island, British Columbia, the Kyuquot powerline connection, a 4 MW hydroelectric project on Mears Creek and a 3 MW hydroelectric project on McKelvie Creek. The powerline for the Kyuquot utility is progressing slowly as the local First Nation is attempting to secure grants in order to lower the expected cost of electricity. The turbine/generator was ordered in September 2002 for the Mears Project for delivery by September 30, 2003 and project completion is scheduled for January 15, 2004. Synex Energy is assessing the overall financial viability of the McKelvie Project with a scheduled completion date of September 15, 2004.

During July 2002, Synex Energy received an additional 482,949 shares of Coast Mountain Power, a public company trading on the TSE Venture Exchange (Symbol MW), in respect of a founding shareholder agreement and as at September 2002 held a total of 950,898 shares. Coast Mountain is progressing on the proposed development of a 100 MW hydroelectric plant in Northern British Columbia.

Engineering Division: The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue from external customers was $244,979 as compared to $133,674 in the previous year and segment operating profit increased to $39,355 from $25,490.

Software Division: Revenue for the first quarter of fiscal 2003 was $703,710 an increase of 14% from the previous year. The segment operating profit increased to $108,591 from $38,824 in the corresponding period in the previous year. During the first quarter, an agreement was reached covering the purchase of the shares of Synex Systems by Lasata Software Pty Ltd of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. The results of this transaction will be reflected in the next quarterly financial statements for Synex International Inc.

Outlook: The Company is proceeding with the development of a number of energy prospects, primarily involving hydroelectric plants, and the proceeds from the sale of the software division are expected to fund a significant portion of the equity for the planned projects as well as providing general working capital.

Alan Stephens, Corporate Secretary

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286